Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three and Six Months Ended June 30, 2023

HAMILTON, Bermuda, Aug. 1, 2023 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore", the "Company" or "we") today announced results for the three and six months ended June 30, 2023.

Highlights and Recent Activity

  Reported net income and Adjusted earnings (see Adjusted earnings in the Non-GAAP Measures section) of $23.7 million for the three months ended June 30, 2023, or $0.57 earnings and Adjusted earnings per basic and diluted share, compared to net income of $28.8 million, or $0.82 earnings and Adjusted earnings per basic share and $0.81 earnings and Adjusted earnings per diluted share, for the three months ended June 30, 2022.
  Reported net income of $66.9 million for the six months ended June 30, 2023, or $1.63 earnings per basic share and $1.60 earnings per diluted share, compared to net income of $21.0 million, or $0.60 earnings per basic and diluted share, for the six months ended June 30, 2022. Adjusted for certain costs (see Adjusted earnings in the Non-GAAP Measures section), we reported Adjusted earnings of $66.9 million, or $1.63 Adjusted earnings per basic share and $1.60 Adjusted earnings per diluted share, for the six months ended June 30, 2023, compared to Adjusted earnings of $28.0 million, or $0.81 Adjusted earnings per basic share and $0.80 Adjusted earnings per diluted share, for the six months ended June 30, 2022.
  Consistent with the Company's variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, the Board of Directors declared a cash dividend on August 1, 2023, of $0.19 per common share for the quarter ended June 30, 2023. The dividend will be paid on September 15, 2023, to all shareholders of record on August 31, 2023.
  MR Eco-Design tankers earned an average spot TCE rate of $27,460 per day for the three months ended June 30, 2023. Chemical tankers earned an average TCE rate of $24,555 per day for the three months ended June 30, 2023. Based on approximately 45% total revenue days currently fixed for the third quarter of 2023, the average spot TCE rate is approximately $26,100 per day for MR Eco-Design tankers; based on approximately 63% of revenue days fixed for the third quarter of 2023, the average TCE rate for chemical tankers is approximately $20,400 per day.
  On June 15, 2023, the Company amended its term loan agreement with ABN AMRO Bank NV and Credit Agricole Investment Bank. The amendment converted 50% of the outstanding balance under the facility into a revolving credit facility with the remaining 50% of the outstanding balance continuing as a term loan facility.
  On June 15, 2023, the Company published its 2022 Sustainability Report, highlighting its progress towards a more sustainable future. In 2022, the Company reached new heights in both operating performance and sustainability. Ardmore continues to believe that consistent superior operating performance is a key driver of long-term value in its business, and Ardmore is committed to driving its sustainability agenda forward. The Sustainability Report is available on the Ardmore website at www.ardmoreshipping.com/about/progress/

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"While rates have moderated over the past quarter consistent with a well-established seasonal pattern and some incremental weakness in the global economy, we are very pleased with the resilience of the MR and chemical tanker markets, with overall rates holding in the mid-$20,000's per day, roughly $10,000 above our breakeven rate and supporting continued strong earnings. Even more encouraging is the fact that our key regional markets are experiencing short-duration spikes, which if these were to happen simultaneously, would result in a significant increase in the global average from already strong levels.

We have remained disciplined and focused during this period of heightened charter rates, successfully executing on initiatives to benefit Ardmore over the long term: reducing our net leverage to 18%, improving our breakeven levels, and deploying innovative technologies and processes to maximize fleet efficiency and minimize our emissions footprint. We will continue focusing on progress and performance in all of Ardmore's activities, paying our shareholders an attractive quarterly dividend, and assessing potential growth opportunities, to maximize shareholder value for the long term."

Summary of Recent and Second Quarter 2023 Events

Fleet

Fleet Operations and Employment

As of June 30, 2023, the Company had 26 vessels in operation (including four chartered-in vessels), consisting of 20 MR tankers ranging from 45,000 deadweight tonnes (dwt) to 49,999 dwt (15 Eco-Design and five Eco-Mod) and six Eco-Design IMO 2 product/chemical tankers ranging from 25,000 dwt to 37,800 dwt. The Company also commercially manages one of Carl Büttner's 24,000 dwt chemical tankers.

MR Tankers (45,000 dwt – 49,999 dwt)

At the end of the second quarter of 2023, the Company had 20 MR tankers in operation, all of which were trading in the spot market. The MR tankers earned an average TCE rate of $27,180 per day in the second quarter of 2023. In the second quarter of 2023, the Company's 15 MR Eco-Design tankers earned an average TCE rate of $27,460 and the Company's five MR Eco-Mod tankers earned an average TCE rate of $26,240 per day.

In the third quarter of 2023, the Company expects to have all revenue days for its MR tankers employed in the spot market. As of August 1, 2023, the Company had fixed approximately 45% of its total MR revenue days for the third quarter of 2023 at an average TCE rate of approximately $26,800 per day, which includes MR Eco-Design tankers at $26,100 per day and MR Eco-Mod tankers at $28,400 per day.

Product / Chemical Tankers (IMO 2: 25,000 dwt – 37,800 dwt)

At the end of the second quarter of 2023, the Company had six Eco-Design IMO 2 product / chemical tankers in operation, all of which were trading in the spot market. During the second quarter of 2023, the Company's six Eco-Design product / chemical vessels earned an average TCE rate of $24,555 per day.

In the third quarter of 2023, the Company expects to have all revenue days for its Eco-Design IMO 2 product / chemical tankers employed in the spot market. As of August 1, 2023, the Company had fixed approximately 63% of its Eco-Design IMO 2 product / chemical tankers revenue days for the third quarter of 2023 at an average TCE rate of approximately $20,400 per day.

Drydocking

The Company had 12 drydock days in the second quarter of 2023. The Company expects to have 89 drydock days in the third quarter of 2023.

Dividend on Common Shares

Consistent with the Company's variable dividend policy of paying out dividends on its shares of common stock equal to one-third of Adjusted earnings, as calculated for dividends (see Adjusted earnings (for purposes of dividend calculations) in the Non-GAAP Measures section), the Board of Directors declared a cash dividend on August 1, 2023, of $0.19 per common share for the quarter ended June 30, 2023. The dividend will be paid on September 15, 2023, to all shareholders of record on August 31, 2023.

Financing

On June 15, 2023, the Company amended its term loan agreement with ABN AMRO Bank NV and Credit Agricole Investment Bank. The amendment converted 50% of the outstanding balance of the facility into a revolving credit facility with the remaining 50% of the outstanding balance continuing as a term loan facility.

Publication of 2022 Sustainability Report

On June 15, 2023, the Company published its 2022 Sustainability Report, highlighting its progress towards a more sustainable future. In 2022, the Company reached new heights in both operating performance and sustainability. Ardmore continues to believe that consistent superior operating performance is a key driver of long-term value in its business, and Ardmore is committed to driving its sustainability agenda forward. The Sustainability Report is available on the Ardmore website at www.ardmoreshipping.com/about/progress/

Conflict in Ukraine

Please see "Item 3. Key Information--Risk Factors" in the Company's Annual Report on Form 20-F for information about risks to the Company relating to the conflict in Ukraine. The conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates.

Results for the Three Months Ended June 30, 2023 and 2022

The Company reported net income of $23.7 million for the three months ended June 30, 2023, or $0.57 earnings per basic and diluted share, as compared to net income of $28.8 million, or $0.82 earnings per basic and $0.81 earnings per diluted share for the three months ended June 30, 2022.

Results for the Six Months Ended June 30, 2023 and 2022

The Company reported net income of $66.9 million for the six months ended June 30, 2023, or $1.63 earnings per basic share and $1.60 earnings per diluted share, as compared to net income of $21.0 million, or $0.60 earnings per basic and diluted share for the six months ended June 30, 2022.

Management's Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2023 and June 30, 2022

Revenue. Revenue for the three months ended June 30, 2023 was $91.9 million, a decrease of $15.2 million from $107.1 million for the three months ended June 30, 2022.

The Company's average number of operating vessels was 26.0 for the three months ended June 30, 2023, as compared to 27.0 for the three months ended June 30, 2022.

The Company had 2,295 spot revenue days for the three months ended June 30, 2023, as compared to 2,348 for the three months ended June 30, 2022. The Company had 26 vessels employed directly in the spot market as of June 30, 2023 and 2022. Changes in spot rates resulted in a decrease in revenue of $11.5 million and the decrease in spot revenue days resulted in a decrease in revenue of $2.4 million for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022.

The Company had no product tankers employed under time charter as of June 30, 2023, as compared to one as of June 30, 2022. There were no revenue days derived from time charters for the three months ended June 30, 2023, as compared to 90 for the three months ended June 30, 2022. The decrease in revenue days for time-chartered vessels resulted in a decrease in revenue of $1.3 million.

Voyage Expenses. Voyage expenses were $31.5 million for the three months ended June 30, 2023, a decrease of $9.7 million from $41.2 million for the three months ended June 30, 2022. A decrease in bunker prices resulted in decreased voyage expenses of $6.3 million and a decrease in spot revenue days resulted in a decrease in bunker consumption, port and agency expenses plus commission costs of $3.4 million for the three months ended June 30, 2023 compared with the three months ended June 30, 2022.

TCE Rate. The average TCE rate for the Company's fleet was $26,541 per day for the three months ended June 30, 2023, a decrease of $1,265 per day from $27,806 per day for the three months ended June 30, 2022. The decrease in average TCE rate was primarily the result of lower spot rates for the three months ended June 30, 2023, as compared to the three months ended June 30, 2022, which was partially offset by a decrease in bunker prices. TCE rates represent net revenues (a non-GAAP measure representing revenue less voyage expenses) divided by revenue days. Net revenue utilized to calculate TCE is determined on a discharge-to-discharge basis, which is different from how we record revenue under U.S. GAAP.

Vessel Operating Expenses. Vessel operating expenses were $15.3 million for the three months ended June 30, 2023, a decrease of $0.6 million from $15.9 million for the three months ended June 30, 2022. This decrease was primarily attributable to the completion of the sales of the Ardmore Sealeader in the second quarter of 2022, and the Ardmore Sealifter and Ardmore Sealancer in the third quarter of 2022. In addition, the decrease also reflects the timing of vessel operating expenses between quarters. Vessel operating expenses, by their nature, are prone to fluctuations between periods.

Charter Hire Costs. Total charter hire expense was $4.3 million for the three months ended June 30, 2023, an increase of $1.9 million from $2.4 million for the three months ended June 30, 2022. This increase is the result of the Company having an average of 4.0 vessels chartered-in during the three months ended June 30, 2023, compared to an average of 2.3 vessels chartered-in for the three months ended June 30, 2022. Total charter hire expense for the three months ended June 30, 2023 was comprised of an operating expense component of $2.2 million and a vessel lease expense component of $2.1 million.

Depreciation. Depreciation expense for the three months ended June 30, 2023 was $6.8 million, a decrease of $0.2 million from $7.0 million for the three months ended June 30, 2022. This decrease is attributable to the change in the scrap value of each vessel from $300 per lightweight ton ("lwt") to $400 per lwt during the first quarter of 2023.

Amortization of Deferred Drydock Expenditures. Amortization of deferred drydock expenditures for the three months ended June 30, 2023 was $0.9 million, a decrease of $0.1 million from $1.0 million for the three months ended June 30, 2022. The deferred costs of drydockings for a given vessel are amortized on a straight-line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses: Corporate. Corporate-related general and administrative expenses for the three months ended June 30, 2023 were $4.8 million, an increase of $0.5 million from $4.3 million for the three months ended June 30, 2022. The increase in costs was driven by an increase in non-cash stock-based compensation expense and an increase in compensation and benefits during the three months ended June 30, 2023, compared to the three months ended June 30, 2022.

General and Administrative Expenses: Commercial and Chartering. Commercial and chartering expenses are the expenses attributable to Ardmore's chartering and commercial operations departments in connection with its spot trading activities. Commercial and chartering expenses for the three months ended June 30, 2023 were $1.1 million, consistent with $1.1 million for the three months ended June 30, 2022.

Unrealized Gains / (Losses) on Derivatives: We had no unrealized gains or losses on derivatives for the three months ended June 30, 2023, as compared to an unrealized gain of $0.3 million for the three months ended June 30, 2022.

Interest Expense and Finance Costs. Interest expense and finance costs for the three months ended June 30, 2023 were $2.8 million, a decrease of $2.0 million from $4.8 million for the three months ended June 30, 2022. The decrease in costs was primarily due to lower aggregate outstanding obligations following the refinancing of 19 vessels completed during the second half of 2022. Amortization of deferred finance fees for the three months ended June 30, 2023 was $0.3 million, generally consistent with $0.4 million for the three months ended June 30, 2022.

Liquidity

As of June 30, 2023, the Company had $255.6 million in liquidity available, with cash and cash equivalents of $51.0 million (December 31, 2022: $50.6 million) and amounts available and undrawn under its revolving credit facilities of $204.6 million (December 31, 2022: $170.0 million). The following debt and lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
In thousands of U.S. Dollars	June 30, 2023	December 31, 2022
Cash and cash equivalents	$50,974	$50,569

Finance leases	44,600	45,500
Senior Debt	48,299	103,112
Revolving Credit Facilities	30,628	25,684
Total debt	123,527	174,296

Total net debt	$72,553	$123,727

Conference Call

The Company plans to host a conference call on August 1, 2023, at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2023. All interested parties are invited to listen to the live conference call and review the related slide presentation by choosing from the following options:

  By dialing 844‑492‑3728 (U.S.) or 412‑542‑4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 8, 2023 at 877‑344‑7529 or 412‑317‑0088. Enter the passcode 8126419 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company takes no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides, through its modern, fuel-efficient fleet of mid-size tankers, seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheets

	As of
In thousands of U.S. Dollars, except as indicated	June 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents	50,974	50,569
Receivables, net of allowance for bad debts of $2.0 million (2022: $2.2 million)	63,060	79,843
Prepaid expenses and other assets	4,450	4,521
Advances and deposits	2,145	2,160
Inventories	14,219	15,718
Current portion of derivative assets	201	4,927
Total current assets	135,049	157,738

Non-current assets
Investments and other assets, net	11,484	11,219
Vessels and vessel equipment, net	520,751	531,378
Deferred drydock expenditures, net	4,650	4,716
Advances for ballast water treatment and scrubber systems	13,028	5,530
Deferred finance fees, net	3,273	2,717
Operating lease, right-of-use asset	7,914	10,561
Total non-current assets	561,100	566,121

TOTAL ASSETS	696,149	723,859

LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY
Current liabilities
Accounts payable	6,456	8,814
Accrued expenses and other liabilities	15,721	20,890
Deferred revenue	—	1,220
Accrued interest on debt and finance leases	937	863
Current portion of long-term debt	6,579	12,927
Current portion of finance lease obligations	1,946	1,857
Current portion of operating lease obligations	6,975	6,358
Total current liabilities	38,614	52,929

Non-current liabilities
Non-current portion of long-term debt	72,348	115,869
Non-current portion of finance lease obligations	42,654	43,643
Non-current portion of operating lease obligations	710	3,969
Other non-current liabilities	1,007	1,007
Total non-current liabilities	116,719	164,488

TOTAL LIABILITIES	155,333	217,417

Redeemable Preferred Stock
Cumulative Series A 8.5% redeemable preferred stock	37,043	37,043
Total redeemable preferred stock	37,043	37,043

Stockholders' equity
Common stock	433	426
Additional paid in capital	469,583	468,006
Accumulated other comprehensive income	46	1,468
Treasury stock	(15,636)	(15,636)
Retained earnings	49,347	15,135
Total stockholders' equity	503,773	469,399

Total redeemable preferred stock and stockholders' equity	540,816	506,442

TOTAL LIABILITIES, REDEEMABLE PREFERRED STOCK AND EQUITY	696,149	723,859

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended		Six Months Ended
In thousands of U.S. Dollars except per share and share data	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
Revenue, net	91,927	107,125	210,160	170,493

Voyage expenses	(31,532)	(41,178)	(68,095)	(68,253)
Vessel operating expenses	(15,258)	(15,943)	(30,195)	(32,530)
Time charter-in
Operating expense component	(2,249)	(1,238)	(5,114)	(2,344)
Vessel lease expense component	(2,070)	(1,140)	(4,706)	(2,156)
Depreciation	(6,814)	(6,982)	(13,756)	(14,772)
Amortization of deferred drydock expenditures	(895)	(959)	(1,902)	(2,156)
General and administrative expenses
Corporate	(4,760)	(4,291)	(9,820)	(8,759)
Commercial and chartering	(1,052)	(1,053)	(2,224)	(1,944)
Unrealized gains / (losses) on derivatives	—	296	(31)	900
Interest expense and finance costs	(2,825)	(4,816)	(5,689)	(8,954)
Loss on extinguishment	—	(78)	—	(78)
Interest income	606	20	845	30
Loss on vessels sold	—	—	—	(6,917)

Income before taxes	25,078	29,763	69,473	22,560

Income tax	(240)	(9)	(297)	(43)
(Loss) / profit from equity method investments	(331)	(67)	(580)	169

Net Income	24,507	29,687	68,596	22,686

Preferred dividend	(848)	(838)	(1,686)	(1,686)

Net Income attributable to common stockholders	23,659	28,849	66,910	21,000

Earnings per share, basic	0.57	0.82	1.63	0.60
Earnings per share, diluted	0.57	0.81	1.60	0.60

Adjusted earnings (1)	23,659	28,927	66,910	27,995
Adjusted earnings per share, basic	0.57	0.82	1.63	0.81
Adjusted earnings per share, diluted	0.57	0.81	1.60	0.80

Weighted average number of shares outstanding, basic	41,192,894	35,071,435	40,959,113	34,752,045
Weighted average number of shares outstanding, diluted	41,706,251	35,574,082	41,692,820	34,830,153

____________________
(1)	Adjusted earnings / (loss) is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Statements of Cash Flows

	Six Months Ended
In thousands of U.S. Dollars	June 30, 2023	June 30, 2022
CASH FLOWS FROM OPERATING ACTIVITIES

Net income	68,596	22,686
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,756	14,772
Amortization of deferred drydock expenditures	1,902	2,156
Share-based compensation	1,585	1,246
Loss on vessels sold	—	6,917
Amortization of deferred finance fees	589	803
Unrealized losses / (gains) on derivatives	31	(900)
Foreign exchange	5	(34)
Loss / (profit) from equity method investments	580	(169)
Deferred drydock payments	(2,711)	(760)
Changes in operating assets and liabilities:
Receivables	16,783	(31,636)
Prepaid expenses and other assets	71	(714)
Advances and deposits	15	1,256
Inventories	1,500	(7,542)
Accounts payable	(267)	(1,893)
Accrued expenses and other liabilities	(2,390)	3,122
Deferred revenue	(1,220)	(614)
Accrued interest	74	177
Net cash provided by operating activities	98,899	8,873

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sale of vessels	—	13,759
Payments for acquisition of vessels and vessel equipment	(3,259)	(43)
Advances for ballast water treatment and scrubber systems	(7,987)	(180)
Payments for other non-current assets	(53)	(46)
Payments for equity investments	(875)	(238)
Net cash (used in) / provided by investing activities	(12,174)	13,252

CASH FLOWS FROM FINANCING ACTIVITIES
Prepayment of finance lease obligation	—	(9,253)
Proceeds from long-term debt	215	9,811
Repayments of long-term debt	(51,170)	(21,871)
Proceeds from finance leases	—	2,880
Repayments of finance leases	(960)	(28,922)
Payment of common share dividend	(32,700)	—
Issuance of common stock, net	—	16,747
Payment of preferred share dividend	(1,705)	(1,580)
Net cash (used in) financing activities	(86,320)	(32,188)

Net increase / (decrease) in cash and cash equivalents	405	(10,063)

Cash and cash equivalents at the beginning of the year	50,569	55,449

Cash and cash equivalents at the end of the period	50,974	45,386

Ardmore Shipping Corporation
Unaudited Other Operating Data

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
In thousands of U.S. Dollars except Fleet Data
Adjusted EBITDA (1)	35,006	42,282	90,006	54,507
Adjusted EBITDAR (1)	37,076	43,422	94,712	56,663

AVERAGE DAILY DATA

MR Eco-Design Tankers Spot TCE per day (2)	27,460	30,739	31,625	24,241

Fleet TCE per day (2)	26,541	27,806	30,372	21,546

Fleet operating expenses per day (3)	6,598	6,520	6,714	6,483
Technical management fees per day (4)	443	516	480	496
	7,041	7,036	7,194	6,979

MR Eco-Design Tankers
TCE per day (2)	27,460	30,480	32,550	23,246
Vessel operating expenses per day (5)	7,188	6,999	7,331	6,949

MR Eco-Mod Tankers
TCE per day (2)	26,240	28,738	28,912	21,914
Vessel operating expenses per day (5)	6,788	6,972	6,946	6,914

Prod/Chem Eco-Design Tankers (25k - 38k dwt)
TCE per day (2)	24,555	20,254	26,256	16,976
Vessel operating expenses per day (5)	6,717	7,168	6,892	7,094

FLEET
Average number of operating vessels	26.0	27.0	26.3	27.0
____________________
(1)

Adjusted EBITDA and Adjusted EBITDAR are non-GAAP measures and are defined and reconciled to the most directly comparable U.S. GAAP measure under the section of this release entitled "Non-GAAP Measures."

(2)

Time Charter Equivalent ("TCE") rate, a non-GAAP measure, represents net revenues (a non-GAAP measure representing revenues less voyage expenses) divided by revenue days. Revenue days are the total number of calendar days the vessels are in the Company's possession less off-hire days generally associated with drydocking or repairs and idle days associated with repositioning of vessels held for sale. Net revenue utilized to calculate the TCE rate is determined on a discharge to discharge basis, which is different from how the Company records revenue under U.S. GAAP. Under discharge to discharge, revenues are recognized beginning from the discharge of cargo from the prior voyage to the anticipated discharge of cargo in the current voyage, and voyage expenses are recognized as incurred.

(3)

Fleet operating expenses per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. These amounts do not include expenditures related to vessel upgrades and enhancements or other non-routine expenditures which were expensed during the period.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating expenses per day include technical management fees.

Ardmore Shipping Corporation
Fleet Details at June 30, 2023
(Expressed in Millions of U.S. Dollars, other than per share amount)

						Estimated Resale	Estimated
						Newbuilding	Depreciated
					Eco	Price (1)	Replacement
Vessel	IMO	Built	Country	Dwt	Specification	June 30, 2023	Value (2)
Seahawk	IMO2/3	Nov-15	S. Korea	49,999	Eco-Design	$49.50	$35.64
Seawolf	IMO2/3	Aug-15	S. Korea	49,999	Eco-Design	$49.50	$35.25
Seafox	IMO2/3	Jun-15	S. Korea	49,999	Eco-Design	$49.50	$35.01
Sealion	IMO2/3	May-15	S. Korea	49,999	Eco-Design	$49.50	$34.86
Engineer	IMO2/3	Mar-14	S. Korea	49,420	Eco-Design	$49.50	$32.72
Seavanguard	IMO2/3	Feb-14	S. Korea	49,998	Eco-Design	$49.50	$32.54
Exporter	IMO2/3	Feb-14	S. Korea	49,466	Eco-Design	$49.50	$32.59
Seavantage	IMO2/3	Jan-14	S. Korea	49,997	Eco-Design	$49.50	$32.41
Encounter	IMO2/3	Jan-14	S. Korea	49,478	Eco-Design	$49.50	$32.30
Explorer	IMO2/3	Jan-14	S. Korea	49,494	Eco-Design	$49.50	$32.45
Endurance	IMO2/3	Dec-13	S. Korea	49,466	Eco-Design	$49.50	$32.24
Enterprise	IMO2/3	Sep-13	S. Korea	49,453	Eco-Design	$49.50	$31.82
Endeavour	IMO2/3	Jul-13	S. Korea	49,997	Eco-Design	$49.50	$31.52
Seaventure	IMO2/3	Jun-13	S. Korea	49,998	Eco-Design	$49.50	$31.30
Seavaliant	IMO2/3	Feb-13	S. Korea	49,998	Eco-Design	$49.50	$30.80
Seafarer	-	Jun-10	Japan	49,999	Eco-Mod	$49.50	$25.55
Defender	IMO2	Feb-15	S. Korea	37,791	Eco-Design	$42.50	$29.51
Dauntless	IMO2	Feb-15	S. Korea	37,764	Eco-Design	$42.50	$29.46
Chippewa	IMO2	Nov-15	Japan	25,217	Eco-Design	$36.50	$26.10
Chinook	IMO2	Jul-15	Japan	25,217	Eco-Design	$36.50	$25.70
Cheyenne	IMO2	Mar-15	Japan	25,217	Eco-Design	$36.50	$25.28
Cherokee	IMO2	Jan-15	Japan	25,215	Eco-Design	$36.50	$24.98

							$680.03

				Cash / Debt / Work. Cap / Other Assets			$(13.07)
				Total Asset Value (Assets) (3)			$666.96
				DRV / Share (3)(4)			$16.15

				Ardmore Commercial Management (5)			$20.26
				Total Asset Value (Assets & Commercial Management) (3)			$687.22
				DRV / Share (3)(4)			$16.64

				Investment in Element 1 Corp. / e1 Marine (6)			$11.09
				Total Asset Value (Assets, Commercial Management & Investments) (3)			$698.31
				DRV / Share (3)(4)(6)			$16.91
____________________
1.	Based on the average of two broker estimates of prompt resale for a newbuild vessel of equivalent deadweight tonne at a yard in South Korea as at June 30, 2023.
2.

Depreciated Replacement Value ("DRV") is based on estimated resale price for a newbuild vessel depreciated for the age of each vessel (assuming an estimated useful life of 25 years on a straight-line basis and assuming a residual scrap value of $400 per tonne which is in line with Ardmore's depreciation policy). The Company's estimates of DRV assume that its vessels are all in good and seaworthy condition without the need for repair and, if inspected, that they would be certified in class without notations of any kind. Vessel values are highly volatile and, as such, the Company's estimates of DRV may not be indicative of the current or future value of its vessels, or prices that the Company could achieve if it were to sell them.

3.

Depreciated Replacement Value ("DRV") and DRV per share are non-GAAP measures. Management believes that many investors use DRV as a reference point in assessing valuation of fleets of ships and similar assets.

4.	DRV / Share calculated using 41,295,555 shares outstanding as of June 30, 2023.
5.

Ardmore Commercial Management is management's estimate of the value of Ardmore's commercial management and pooling business. The estimate is based on industry standard commercial management and pooling fees in determining revenue less Ardmore's commercial and chartering overhead (as stated in Ardmore's Statement of Operations) and applying an illustrative multiple to the resulting net earnings of 7x. The multiple is illustrative only and may not be indicative of the valuation multiple the Company could achieve if it were to sell its commercial management and pooling business. Revenue of this business is comprised of (i) commission (1.25% for standard product tankers and 2.5% for chemical tankers) on gross freight based on estimated current TCE rates grossed up for voyage expenses and (ii) administration fee of $300 per vessel per day. These rates may vary over time.

6.	Valuation of investment in E1 Corp. and e1 Marine (a joint venture with E1 Corp and Maritime Partners, LLC, of which ASC owns 33%) are at cost.

CO2 Emissions Reporting(1)

In April 2018, the International Maritime Organization's ("IMO") Marine Environment Protection Committee ("MEPC") adopted an initial strategy for the reduction of greenhouse gas ("GHG") emissions from ships, setting out a vision to reduce GHG emissions from international shipping and phase them out as soon as possible. Ardmore is committed to transparency and contributing to the reduction of CO2 emissions in the Company's industry. Ardmore's reporting methodology is in line with the framework set out within the IMO's Data Collection System ("DCS") initiated in 2019.

On January 1, 2023, the BIMCO CII Operations Clause for Time Charter Parties came into force. This clause outlines that the charterer should take responsibility for a ship's emissions. On this basis, Ardmore's GHG emissions analysis has been updated to exclude the impact of ships time-chartered out and to include the impact of ships time-chartered in. Previously all vessels were included in Ardmore's analysis from the fleet except for vessels commercially managed by Ardmore.

	Three Months Ended		Twelve months ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022

Number of Vessels in Operation (at period end)(2)	26	27	26	27
Fleet Average Age	9.9	9.0	9.9	9.0

CO2 Emissions Generated in Metric Tonnes	102,078	100,887	416,097	355,502
Distance Travelled (Nautical Miles)	378,476	368,636	1,501,018	1,359,109
Fuel Consumed in Metric Tonnes	32,269	31,925	131,707	112,462

Cargo Heating and Tank Cleaning Emissions
Fuel Consumed in Metric Tonnes	453	1,057	2,292	3,859
% of Total Fuel Consumed	1.40%	3.31%	1.74%	3.43%

Annual Efficiency Ratio (AER) for the period(3)
Fleet	6.03g / tm	6.13g / tm	6.18g / tm	5.84g / tm
MR Eco-Design	5.52g / tm	5.83g / tm	5.73g / tm	5.59g / tm
MR Eco-Mod	6.39g / tm	5.92g / tm	6.37g / tm	5.89g / tm
Chemical	7.74g / tm	7.76g / tm	7.95g / tm	7.35g / tm
Chemical (Less Cargo Heating & Tank Cleaning)(4)	7.23g / tm	7.00g / tm	7.45g / tm	6.75g / tm

Energy Efficiency Operational Indicator (EEOI) for the period
Fleet	14.72g / ctm	12.01g / ctm	13.62g / ctm	11.91g / ctm
MR Eco-Design	14.82g / ctm	11.80g / ctm	13.34g / ctm	11.59g / ctm
MR Eco-Mod	15.24g / ctm	12.58g / ctm	13.97g / ctm	11.89g / ctm
Chemical	13.95g / ctm	12.00g / ctm	14.15g / ctm	12.74g / ctm
Chemical (Less Cargo Heating & Tank Cleaning)(3)	13.02g / ctm	10.82g / ctm	13.26g / ctm	11.71g / ctm

Wind Strength (% greater than 4 on BF)	46.03%	47.32%	48.99%	46.56%
% Idle Time	4.47%	2.07%	3.29%	3.83%

tm = tonne-mile
ctm = cargo tonne-mile

Ardmore Performance

It should be noted that results vary quarter to quarter depending on ship activity, ballast / laden ratio, cargo carried, weather, waiting time, time in port and vessel speed. However, analysis is also presented on a trailing 12-month basis to provide a more accurate assessment of Ardmore's progress over a longer period and to mitigate seasonality. From a weather perspective rougher weather (based on Beaufort Scale wind force rating being greater than 4 BF) will generally have a mitigating impact on the ability to optimize fuel consumption while idle time will impact ships metrics as they will still require power to run but will not be moving. Overall Ardmore Shipping's carbon emissions for the trailing 12-month period have increased from 355,502 metric tonnes to 416,097 metric tonnes of CO2, primarily due to increased vessel speeds and multiple shorter voyages. Fleet EEOI for the period increased from 11.91 g / ctm to 13.62 g / ctm, while AER increased from 5.84 g / tm to 6.18 g / tm.

Ardmore seeks to achieve continued improvements through a combination of technological advancements and operational optimization.

____________________

[1] Ardmore's emissions data is based on the reporting tools and information reasonably available to Ardmore and its applicable third-party technical managers for Ardmore's owned fleet. Management assesses such data and may adjust and restate the data to reflect latest information. It is expected that the shipping industry will continue to refine the performance measures for emissions and efficiency over time. AER and EEOI metrics are impacted by external factors such as charter speed, vessel orders and weather, in conjunction with overall market factors such as cargo load sizes and fleet utilization rate. As such, variance in performance can be found in the reported emissions between two periods for the same vessel and between vessels of a similar size and type. Furthermore, other companies may report slight variations (e.g., some shipping companies report CO2 in tonnes per kilometer as opposed to CO2 in tonnes per nautical mile) and consequently it is not always practical to directly compare emissions from different companies. The figures reported above represent Ardmore's initial findings; the Company is committed to improving the methodology and transparency of its emissions reporting in line with industry best practices. Accordingly, the above results may vary as the methodology and performance measures set out by the industry evolve.

[2] Includes time-chartered out and time-chartered in vessels.

[3] Annual Efﬁciency Ratio ("AER") is a measure of carbon efficiency using the parameters of fuel consumption, distance travelled, and design deadweight tonnage ("dwt"). AER is reported in unit grams of CO2 per ton-mile (gCO2/dwt-nm). It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) dwt multiplied by distance travelled in nautical miles. A lower AER reflects better carbon efficiency.

[4] The AER and EEOI figures are presented including the impact of cargo heating and tank cleaning operations unless stated.

[5] Energy Efficiency Operational Indicator ("EEOI") is a tool for measuring CO2 gas emissions in a given time period per unit of transport work performed. It is calculated by dividing (i) mass of fuel consumed by type converted to metric tonnes of CO2 by (ii) cargo carried in tonnes multiplied by laden voyage distance in nautical miles. This calculation is performed as per IMO MEPC.1/Circ684. A lower EEOI reflects lower CO2 gas emissions in a given time period per unit of transport work performed.

[6] Idle time is the amount of time a vessel is waiting in port or awaiting the laycan or waiting in port/at sea unfixed.

Non-GAAP Measures

EBITDA + vessel lease expense component (i.e. EBITDAR)

EBITDAR is defined as EBITDA (i.e. earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization) plus the vessel lease expense component of total charter hire expense for chartered-in vessels. Adjusted EBITDAR is defined as EBITDAR before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels.

For the three months ended June 30, 2023, we recognized total charter hire expense of $4.3 million in respect of time charter-in vessels under operating leases. The total expense includes (i) $2.1 million in respect of the right to use the leased assets (i.e. vessel lease expense component), and (ii) $2.2 million in respect of the costs of operating the vessels (i.e. operating expense component). Under US GAAP, the expense related to the right to use the leased assets (i.e. capital component) is treated as an operating item on our consolidated statement of operations, and is not added back in our calculation of EBITDA. The treatment of operating lease expenses differs under US GAAP as compared to international financial reporting standards ("IFRS"). Under IFRS, the expense of an operating lease is presented in depreciation and interest expense.

Many companies in our industry report under IFRS; we therefore use EBITDAR and Adjusted EBITDAR as tools to compare our valuation with the valuation of these other companies in our industry. We do not use EBITDAR and Adjusted EBITDAR as measures of performance or liquidity. We present below reconciliations of net income / (loss) attributable to common stockholders to EBITDAR (which includes an adjustment for vessel lease operating expenses) and Adjusted EBITDAR.

EBITDAR and Adjusted EBITDAR, as presented, may not be directly comparable to similarly titled measures presented by other companies. In addition, EBITDAR and Adjusted EBITDAR should not be viewed as measures of overall performance since they exclude vessel rent, which is a normal, recurring cash operating expense related to our in-chartering of vessels that is necessary to operate our business. Accordingly, you are cautioned not to place undue reliance on this information.

EBITDA, Adjusted EBITDA, Adjusted Earnings and Adjusted Earnings (for purposes of dividend calculations)

EBITDA, Adjusted EBITDA and Adjusted earnings are not measures prepared in accordance with U.S. GAAP and are defined and reconciled below. EBITDA is defined as earnings before interest, loss on extinguishment, unrealized gains/(losses) on interest rate derivatives, profit/(loss) on equity method investments, taxes, depreciation and amortization. Adjusted EBITDA is defined as EBITDA before certain items that Ardmore believes are not representative of its operating performance, including gain or loss on sale of vessels. Adjusted earnings excludes certain items from net income attributable to common stockholders, including gain or loss on sale of vessels and write-off of deferred finance fees (i.e., loss on extinguishment) because they are considered to not be representative of the Company's operating performance.

EBITDA, Adjusted EBITDA and Adjusted earnings are presented in this press release as the Company believes that they provide investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. EBITDA and Adjusted EBITDA increase the comparability of the Company's fundamental performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest expense, taxes, depreciation or amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Company believes that including EBITDA, Adjusted EBITDA and Adjusted earnings as financial and operating measures assists investors in making investment decisions regarding the Company and its common stock.

For purposes solely of the quarterly common dividend calculation, Adjusted Earnings represents the Company's Adjusted earnings for the quarter ended June 30, 2023, but excluding the impact of unrealized gains / (losses) and certain non-recurring items.

These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to, financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures may not have a standardized meaning and therefore may not be comparable to similar measures presented by other companies.

Reconciliation of net income to EBITDA, Adjusted EBITDA and Adjusted EBITDAR

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
In thousands of U.S. Dollars
Net income	24,507	29,687	68,596	22,686
Interest income	(606)	(20)	(845)	(30)
Interest expense and finance costs	2,825	4,816	5,689	8,954
Loss on extinguishment	—	78	—	78
Income tax	240	9	297	43
Unrealized (gains) / losses on derivatives	—	(296)	31	(900)
Depreciation	6,814	6,982	13,756	14,772
Amortization of deferred drydock expenditures	895	959	1,902	2,156
Loss / (profit) from equity method investments	331	67	580	(169)
EBITDA	35,006	42,282	90,006	47,590
Loss on vessels sold	—	—	—	6,917
ADJUSTED EBITDA	35,006	42,282	90,006	54,507
Plus: Vessel lease expense component	2,070	1,140	4,706	2,156
ADJUSTED EBITDAR	37,076	43,422	94,712	56,663

Reconciliation of net income attributable to common stockholders to Adjusted earnings

	Three Months Ended		Six Months Ended
	June 30, 2023	June 30, 2022	June 30, 2023	June 30, 2022
In thousands of U.S. Dollars except per share data
Net income attributable to common stockholders	23,659	28,849	66,910	21,000
Loss on vessels sold	—	—	—	6,917
Loss on extinguishment	—	78	—	78
Adjusted earnings	23,659	28,927	66,910	27,995

Adjusted earnings per share, basic	0.57	0.82	1.63	0.81
Adjusted earnings per share, diluted	0.57	0.81	1.60	0.80

Weighted average number of shares outstanding, basic	41,192,894	35,071,435	40,959,113	34,752,045
Weighted average number of shares outstanding, diluted	41,706,251	35,574,082	41,692,820	34,830,153

Adjusted earnings for purposes of dividend calculation

			Three Months Ended
			June 30, 2023
In thousands of U.S. Dollars except per share data
Adjusted earnings for the purposes of dividend calculation			23,659

Dividend to be paid			7,886
Dividend Per Share (DPS)			0.19

Number of shares outstanding as of August 1, 2023			41,295,555

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, statements regarding: future operating or financial results, including future earnings; global and regional economic conditions and trends; shipping market trends and market fundamentals, including tanker demand and supply and future spot and charter rates; the potential effect of short-duration rate spikes in key regional markets; the Company's business strategies, initiatives and sustainability agenda, and related future outcomes; the effect of Russia's invasion of the Ukraine on the Company's business, financial condition and the results of operation; expected employment of the Company's vessels and expected drydocking days during the third quarter of 2023; management's estimates of the Depreciated Replacement Value (DRV) of its vessels and of the value of the Company's commercial management and pooling business; trends in the Company's performance as measured by energy efficiency and emission-reduction metrics; the impact of energy transition on the Company and the markets in which the Company operates; expected continuation of refinement by the Company of performance measures for emissions and efficiency; and the timing and payment of quarterly dividends by the Company. The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the strength of world economies and currencies; general market conditions, including fluctuations in spot and charter rates and vessel values; changes in demand for and the supply of tanker vessel capacity; changes in the projections of spot and time charter or pool trading of the Company's vessels; a lack of simultaneous short-duration rate hikes in key regional markets; future developments relating to Russia's invasion of the Ukraine (including related sanctions and import bans); changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; changes in governmental rules and regulations or actions taken by regulatory authorities; the Company's ability to charter vessels for remaining revenue days during the third quarter of 2023 in the spot market; vessel breakdowns and instances of off-hire; the Company's operating results and capital requirements, and the declaration of any future dividends by the Company's board of directors; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20‑F for the year ended December 31, 2022, for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:

Mr. Leon Berman	Mr. Bryan Degnan
The IGB Group	The IGB Group
45 Broadway, Suite 1150	45 Broadway, Suite 1150
New York, NY 10006	New York, NY 10006
Tel: 212‑477‑8438	Tel: 646‑673‑9701
Fax: 212‑477‑8636	Fax: 212‑477‑8636
Email: lberman@igbir.com	Email: bdegnan@igbir.com